UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-13991
CUSIP NUMBER 55272X102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MFA Financial, Inc.
Full Name of Registrant

Former Name if Applicable

350 Park Avenue, 20th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MFA Financial, Inc. (the “Company” or “MFA”) is unable to file its annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Annual Report”), within the prescribed time period because the Company is completing a review of the Company’s REIT taxable income calculations for prior periods, as well as its estimate of REIT taxable income for 2012.

The Company expects that the review will result in its determining that REIT taxable income for certain prior periods exceeded distributions made to stockholders.  The Company also expects that the review will result in its estimating that REIT taxable income for 2012 exceeds distributions previously made to stockholders in respect of such year, although the determination of its REIT taxable income for 2012 will not be finalized until the timely filing of its 2012 tax return, which is expected to occur in the third quarter of 2013.  Consequently, the Company’s Board of Directors declared a special cash dividend of $0.50 per share of common stock payable on April 10, 2013, to stockholders of record on March 15, 2013.  The special dividend reflects the distribution of all of the Company’s previously undistributed REIT taxable income for 2010 and 2011, with the remainder available to satisfy a portion of 2012 taxable income undistributed to date.  In connection with its announcement of the special dividend, the Company also reported that its GAAP book value as of December 31, 2012, was $8.99 per share, and its GAAP book value as of January 31, 2013, was $9.40 per share.

The Company does not expect that the results of the review of its REIT taxable income calculations will have any material impact on the Company’s previously issued financial statements.  In addition, the Company does not expect that the review will have any impact on the Company’s REIT status. Notwithstanding the foregoing, the Company anticipates that it will report in its 2012 Annual Report a material weakness in its internal control over financial reporting in connection with the process for calculating its REIT taxable income, as well as reporting the measures it is undertaking to remediate this matter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen D. Yarad	(212)	207-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Regarding Forward-Looking Information

When used in this filing, statements which are not historical in nature, including those containing words such as “will,” “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, may involve known and unknown risks, uncertainties and assumptions.  These statements regarding the following subjects, among others, may be forward-looking:  the Company’s expected financial results; the timing of the completion of the Company’s review the Company’s REIT taxable income calculations; the impact of such review, including on the Company’s previously issued financial statements and REIT status; the timing and amount of distributions made to the Company’s stockholders; and the timing of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that MFA files with the Securities and Exchange Commission, could cause MFA’s actual results to differ materially from those projected in any forward-looking statements it makes.  All forward-looking statements speak only as of the date on which they are made.  New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect MFA.  Except as required by law, MFA is not obligated to, and does not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MFA Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2013	By	/s/ Stephen D. Yarad
Name: Stephen D. Yarad
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).